Exhibit 1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

(‘Randgold Resources’ or the ‘Company’)

DIRECTOR’S RANDGOLD RESOURCES SHAREHOLDING

London, 14 November 2012 - Randgold Resources announces the following pursuant to DTR 3.1 of the United Kingdom Listing Authority’s Disclosure and Transparency Rules:

Dr D M Bristow, a director of the Company, sold 45,000 ordinary shares of the Company on 13 November 2012, at a price of £67.99 per share.

Dr D M Bristow’s shareholding in the Company is now 692,731 ordinary shares or 0.75% of the current issued share capital of the Company.

Randgold Resources Enquiries:

Chief Executive Dr Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 779 771 1338 +44 1534 735 333	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgoldresources@dpapr.com

Website: www.randgoldresources.com